SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                        Standard Automotive Corporation
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                                (Name of Issuer)

                  Common Stock and Convertible Preferred Stock
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                         (Title of Class of Securities)

                853097103 Common Stock/853097202 Preferred Stock
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                                 (CUSIP Number)

                                 March 31, 2000
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13G                Page 2 of 6 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      William Merker
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  5     SOLE VOTING POWER

                        713,077 Commom Stock*
                          4,000 Preferred Stock
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              713,077 Common Stock*
     WITH                 4,000 Preferred Stock
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER


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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      713,077 Common Stock*
        4,000 Preferred Stock
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      18.7%
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12    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Standard Automotive Corporation
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Item 1(b). Address of Issuer's Principal Executive Offices:

280 Park Avenue 21st Floor West, New York, NY 10017
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Item 2(a). Name of Person Filing:

William Merker
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Item 2(b). Address of Principal Business Office or, if None, Residence:

280 Park Avenue, 21st Floor West, New York, NY 10017
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Item 2(c). Citizenship:

United States
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Item 2(d). Title of Class of Securities

Common Stock
Preferred Stock
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Item 2(e). CUSIP Number:

853097103 Common Stock
853097202 Preferred Stock
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Item 3. If This Statement is Filed Pursuant to Rule 13D-1(b), or 13D-2(b) or
        (C), Check Whether the Person Filing is A:

      (a)   |_| Broker or dealer registered under Section 15 of the Exchange
                Act.

      (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e)   |_| An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);


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      (f)   |_| An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b) (I)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)   |_| Group, in accordance with Rule 13d-1(b)(I)(ii)(J).

      If this statement is filed pursuant to Rule 13d-I(c), check this box. |_|

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            713,077 Common Stock*
              4,000 Preferred Stock
            --------------------------------------------------------------------

      (b)   Percent of class: 18.7% Common Stock

            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

            --------------------------------------------------------------------

            (i)   Sole power to vote or to direct the vote
                                                         713,077 Common Stock*
                                                           4,000 Preferred Stock
                                                         -----------------------

            (ii)  Shared power to vote or to direct the vote
                                                            --------------------

            (iii) Sole power to dispose or to direct the disposition of
                                                         713,077 Common Stock*
                                                           4,000 Preferred Stock
                                                         -----------------------

            (iv)  Shared power to dispose or to direct the disposition of
                                                                         -------

* Includes an exercisable warrant to purchase 255,000 shares of common stock.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting


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person has ceased to be the beneficial owner of more than five percent of the
class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                                       N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company.

      If a parent holding company has filed this schedule, pursuant to rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary

                                       N/A

Item 8. Identification and Classification of Members of the Group.

      If a group has filed this schedule pursuant to Rule 13d-1(b)(I)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identity of each member of the group.

                                       N/A

Item 9. Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

                                      N/A

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            6/28/00
                                                --------------------------------


                                                      /s/ William Merker
                                                --------------------------------
                                                         William Merker


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